As filed with the Securities and Exchange Commission on November 20, 1996.

                                                      Registration No. 333-13625
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               VIVRA INCORPORATED
             (Exact name of registrant as specified in its charter)

           Delaware                                      94-3096645
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

                              --------------------

                          1850 Gateway Drive, Suite 500
                           San Mateo, California 94404
                                 (415) 577-5700
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              --------------------

                                  KENT S. THIRY
                      President and Chief Executive Officer
                               VIVRA INCORPORATED
                          1850 Gateway Drive, Suite 500
                           San Mateo, California 94404
                                 (415) 577-5700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                              SCOTT T. SMITH, ESQ.
                               KENT E. SOULE, ESQ.
                          PILLSBURY MADISON & SUTRO LLP
                               2700 Sand Hill Road
                          Menlo Park, California 94025
                                 (415) 233-4500
                              --------------------

                Approximate date of commencement of proposed sale
                    to the public: On a delayed or continuous
                           basis pursuant to Rule 415.

                              --------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/
                                                            ------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/
                           ------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/

                              --------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+     Information contained herein is subject to completion or                 +
+     amendment. A registration statement relating to these securities         +
+     has been filed with the Securities and Exchange Commission. These        +
+     securities may not be sold nor may offers to buy be accepted             +
+     prior to the time the registration statement becomes effective.          +
+     This prospectus shall not constitute an offer to sell or the             +
+     solicitation of an offer to buy nor shall there be any sale of           +
+     these securities in any State in which such offer, solicitation          +
+     or sale would be unlawful prior to registration or qualification         +
+     under the securities laws of any such State.                             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1996


PROSPECTUS

                                  $158,545,000

                               VIVRA INCORPORATED

                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2001
                                       and
                             SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF

     This Prospectus relates to the resale from time to time by the holders (the "Selling Securityholders") of up to $158,545,000 aggregate principal amount of 5% Convertible Subordinated Notes Due 2001 (the "Notes") of Vivra Incorporated ("Vivra" or the "Company"), and the shares of Common Stock, par value of $.01 per share (the "Common Stock"), of the Company issuable upon the conversion thereof (the "Conversion Shares").

     The Notes are convertible at the option of the holder into shares of Common Stock of the Company, at any time at or prior to maturity, unless previously redeemed or repurchased, at a conversion price of $37.20 per share (equivalent to a conversion rate of 26.88 shares per $1,000 principal amount of Notes and representing in the aggregate 4,261,962 shares), subject to adjustment in certain events. Interest on the Notes is payable semi-annually on January 1 and July 1 of each year, commencing on January 1, 1997.

     The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after July 10, 1999, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. Upon a Change of Control (as defined), each holder of the Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at 100% of the principal amount thereof, plus accrued and unpaid interest. The Notes are unsecured general obligations of the Company and are subordinated to all existing and future Senior Indebtedness (as defined) of the Company. See "Description of the Notes."

     The Notes have been designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the trading symbol "V." On November 19, 1996, the last reported sale price of the Common Stock as reported on the NYSE was $30.50 per share. The Conversion Shares have been listed on the NYSE. For a description of certain federal income tax considerations for the holders of the Notes, see "Certain Federal Income Tax Considerations."

     The Notes may be offered by the Selling Securityholders from time to time in transactions in the PORTAL Market and the Conversion Shares may be offered from time to time in transactions (which may include block transactions) on the NYSE, and each may be offered from time to time in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Notes or Conversion Shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Notes or Conversion Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Notes or Conversion Shares by the Selling Securityholders. The Company has agreed to bear all expenses of registration of the Notes and the Conversion Shares, but all selling and other expenses incurred by a Selling Securityholder will be borne by that Selling Securityholder. See "Plan of Distribution" for a description of the indemnification arrangements between the Company and the Selling Securityholders.

                              --------------------

        For a discussion of certain factors that should be considered in connection with an investment in the securities offered hereby, see "Risk Factors" beginning on page 6.

                              --------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                The date of this Prospectus is November __, 1996.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (together will all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Notes and the Conversion Shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto, all of which may be obtained from the Commission in Washington, D.C., as described below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Room 1034, Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports and other information may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition, the Company files electronically with the Commission certain reports, proxy statements and other information, and the Commission maintains a Web site on the Internet (www.sec.gov) that contains such reports, proxy statements and other information regarding the Company.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed previously with the Commission and are hereby incorporated herein by reference: (i) Annual Report of the Company on Form 10-K, as amended, for the fiscal year ended November 30, 1995; (ii) Quarterly Reports of the Company on Form 10-Q for the quarters ended February 29, 1996, May 31, 1996 and August 31, 1996; (iii) Current Reports of the Company on Form 8-K dated December 21, 1995, January 26, 1996, February 15, 1996, March 13, 1996, March 15, 1996, March 29, 1996, April 11, 1996, May 1, 1996, May 14,
1996, June 13, 1996, June 21, 1996 and September 24, 1996; and (iv) the
description of the Company's Common Stock contained in the Registration Statement on Form S-1 filed on April 19, 1990, Registration No. 33-34438, including any amendments and reports filed for the purpose of updating such description. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes and the Conversion Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted to LeAnne M. Zumwalt, Chief Financial Officer, Treasurer and Secretary, Vivra Incorporated, 1850 Gateway Drive, Suite 500, San Mateo, California 94404 (Telephone: (415) 577-5700). In order to ensure timely delivery of the documents, any request should be made at least five business days prior to the date on which the final investment decision must be made.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SECURITIES DESCRIBED HEREIN BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.


                              --------------------


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information........................................................ 2
Incorporation of Certain Documents by Reference.............................. 2
Prospectus Summary........................................................... 4
Risk Factors................................................................. 6
Use of Proceeds..............................................................11
Ratio of Earnings to Fixed Charges...........................................11
Business.....................................................................12
Description of the Notes.....................................................21
Description of Capital Stock.................................................30
Certain Federal Income Tax Considerations....................................32
Selling Securityholders......................................................35
Plan of Distribution.........................................................37
Legal Matters................................................................37
Experts......................................................................38

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus or incorporated herein by reference.

                                   The Company

     Vivra is a specialty care company. The Company's business strategy is to compete in specialties/disease states where Vivra can demonstrably deliver differentiated care to high-cost patient populations. The Company provides services through Vivra Renal Care ("VRC") and Vivra Specialty Partners ("VSP"). VRC is the second largest provider of dialysis services in the United States and, as of August 31, 1996, had approximately 13,350 patients at 237 centers in 27 states and the District of Columbia. VSP provides physician network and disease management services to entities responsible for coordinating health care for a patient population, principally managed care organizations. VSP coordinates care in multiple specialties, including asthma/allergy, cardiology, diabetes, dialysis/nephrology, otolaryngology ("ENT"), obstetrics/gynecology and orthopedics. In these specialties, VSP currently provides services through 38 contracts and also owns 31 specialty practices with 58 physicians and manages one additional specialty practice with 15 physicians.

     The Company's principal executive offices are located at 1850 Gateway Drive, Suite 500, San Mateo, California 94044, and its telephone number is (415) 577-5700.

                                  The Offering


Securities Offered..................... $158,545,000 principal amount of 5%
                                        Convertible Subordinated Notes Due 2001
                                        (the "Notes"), and the Common Stock
                                        issuable upon conversion thereof (the
                                        "Conversion Shares").

Interest Payments Dates................ January 1 and July 1, commencing
                                        January 1, 1997.

Maturity Date.......................... July 1, 2001.

Conversion............................. The Notes are convertible into Common
                                        Stock of the Company at any time through maturity, unless previously redeemed or repur- chased, at a conversion price of $37.20 per share, subject to adjustment in certain circumstances.

Redemption at the Option of the
     Company........................... The Notes are not redeemable prior to
                                        July 10, 1999. Thereafter, the Notes
                                        will be redeemable at the option of the
                                        Company, in whole or in part, at any
                                        time at the redemption prices set forth
                                        herein, plus accrued and unpaid interest thereon.

Repurchase Upon Change in
     Control........................... Upon a Change in Control (as defined), each holder of the Notes will have the
                                        right, subject to certain restrictions
                                        and conditions, to require the Company
                                        to purchase all or any part of such
                                        holder's Notes at 100% of the principal
                                        amount thereof, plus accrued and unpaid
                                        interest thereon to the date of
                                        repurchase.

Subordination.......................... The Notes are subordinated to all existing and future Senior Indebt-
                                        edness (as defined) of the Company and
                                        effectively subordinated to all
                                        indebtedness and other liabilities of
                                        the Company's subsidiaries. As of August
                                        31, 1996, there was no Senior
                                        Indebtedness outstanding and
                                        approximately $3.2 million of
                                        indebtedness of the Company's
                                        subsidiaries. The Indenture (as defined) under which the Notes have been issued does not restrict the incurrence of additional Senior Indebtedness or other indebtedness by the Company or any of its subsidiaries.

Use of Proceeds........................ The Company will not receive any of the proceeds from the sale of the Notes or
                                        the Conversion Shares.

Trading................................ The Notes have been designated for trading in the PORTAL market. The
                                        Company's Common Stock is traded on the
                                        New York Stock Exchange under the symbol
                                        "V."

                                  RISK FACTORS

     When used in this Prospectus, the words "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Notes or the Conversion Shares offered hereby.

     Medicare and Medicaid Dialysis Reimbursement. The Company estimates that approximately 66% and 70% of its dialysis revenues, including revenues from the reimbursement of the administration of the drug erythropoietin ("EPO"), for fiscal 1994 and 1995, respectively, were reimbursements from Medicare and Medicaid under the EndStage Renal Disease ("ESRD") program administered by the Health Care Financing Administration ("HCFA"). Numerous Congressional actions have resulted in changes in the average Medicare reimbursement rate from a fixed fee of $138 per treatment in 1983, to a current average rate of $126. The Medicaid programs are also subject to statutory and regulatory changes that could affect the rate of Medicaid reimbursement. The Company is not able to predict whether and to what extent changes to Medicare and Medicaid reimbursement rates will be made in the future, including the impact of potential legislative measures regarding welfare reform, the Medicare trust fund deficit, the health care delivery system and the approval of a federal budget. Any reduction in reimbursement rates would have a material adverse effect on the Company's revenues and net earnings. See "Business--Vivra Renal Care."

     In March 1996, HCFA published a request for proposals from managed care companies to arrange for the treatment of ESRD patients on a large scale. While the Company is unable to predict the effect of the introduction of managed care on dialysis services, such introduction could result in a reduction in the rates of reimbursement for the Company's services. The Company may also be required to enter into contracts directly with managed care providers.

     EPO Reimbursement and Supply. Since June 1, 1989, Medicare and Medicaid have provided reimbursement for the administration of EPO to dialysis patients for the treatment of anemia. During fiscal 1994 and 1995, approximately 84% and 85%, respectively, of the Company's dialysis patients received EPO. The Company's revenues from the administration of EPO were approximately $43.5 million and $56.0 million, respectively, or 17% and 18% of dialysis revenues, for those periods. Effective January 1, 1994, Medicare and Medicaid reimbursement for the administration of EPO was reduced from $11.00 to $10.00 per 1,000 units. Any further reduction in the reimbursement rate for the administration of EPO could have a material adverse effect on the Company's revenues and net earnings. In addition, EPO is produced by a single manufacturer and any interruption of supply could have a material adverse effect on the Company's revenues and net earnings.

     Other Sources of Dialysis Reimbursement. The Company estimates that approximately 34% and 30% of its dialysis revenues for fiscal 1994 and 1995, respectively, were derived from sources other than Medicare and Medicaid. Of these revenues, the largest portion came from private insurance, including managed care organizations. Reimbursement from hospitals for acute dialysis treatments was also significant. In general, these sources of reimbursement are at rates significantly in excess of Medicare and Medicaid rates. The Company believes that private payers may be required in the future to assume a greater percentage of the costs of dialysis care as the existing ESRD program is reviewed by the United States Congress. Irrespective of legislative action, the Company expects that these non-governmental payers will reduce payment for dialysis services. In addition, as managed care organizations expand, they will have a strong incentive to further reduce the costs of specialty care and will aggressively seek to reduce amounts paid for dialysis treatments. If private payer rates are reduced significantly, the Company's revenues and net earnings will be materially and adversely affected.

     Capitated Agreements. The Company believes it will be necessary to contract with managed care payers on a capitated or at-risk basis in order to maintain or expand the businesses of VRC and VSP. The Company currently has and intends to enter into additional capitated agreements. Under capitated or at-risk contracts, the health care provider agrees to provide care for a fixed rate based on the number of health care plan members, regardless of the amount of care required. To the extent that health care plan members require more care than anticipated, the capitation rate received may be insufficient to cover the costs associated with the provided services. The Company would, directly or indirectly, be forced to absorb some of these excess costs, which could have a material adverse effect on the Company's revenues and net earnings.

     Operating Margins. There can be no assurance that the Company will be able to maintain its historical operating margins in its dialysis business. The Company's costs are subject to continuing increases as a result of rising labor and supply costs, opening and start-up expenses for new dialysis centers, the development of new managed care products and general inflation. At the same time, reimbursement rates for dialysis treatments, from both public and private payers, depend on a number of factors and may remain flat or be reduced, as many payers are seeking to reduce the amounts paid for dialysis services. The Company is attempting to improve operating margins through increased productivity and various cost containment programs; however, there can be no assurance that its operating margins will not decline in the future.

     VSP has a limited operating history and to date has not been profitable. The specialty network and physician practice management business is rapidly evolving, and there can be no assurance that VSP will ever achieve profitability. In addition, even if planned operating margins are achieved, the Company believes that they will be significantly lower than those in its historical dialysis business.

     Limitations on Growth. The dialysis industry is highly competitive with respect to the acquisition of existing dialysis facilities and the recruitment of Medical Directors for new centers. In the past two years, acquisition prices and the competition for Medical Directors and new facilities have increased. To the extent that the Company is unable to acquire existing dialysis facilities economically, to develop facilities profitably or to recruit Medical Directors to operate its facilities, its ability to expand its dialysis business and maintain earnings per share growth and return on total capital would be adversely impacted.

     The Company intends to expand VSP significantly through the acquisition and development of related businesses, primarily specialty physician networks and practices. This expansion will require significant capital commitments, and the Company expects to spend a substantial portion of the proceeds of this offering on such expansion. The Company is incurring expenditures to develop its infrastructure and systems for VSP in anticipation of significant growth. In addition, there are a number of factors outside the Company's control which may delay or hinder the expansion of VSP's operations, including acceptance of the Company's services by physicians and payers. To the extent VSP's operations do not expand as planned and the Company does not realize revenues sufficient to offset such increased expenses, the Company's operating margins will be adversely affected and VSP may experience delays in attaining profitability or may never become financially viable. Further, VSP may not realize revenue and operating margins as predictable as those historically provided by VRC.

     Certain companies, some of which have longer operating histories and greater financial resources than those of VSP, are providing services similar to those that VSP is providing or pursuing. VSP may be forced to compete with these entities for acquisitions, network and management contracts and, in some cases, the employment of practice physicians. There can be no assurance that VSP will be able to compete effectively with such competitors, that additional competitors will not enter VSP's markets, or that such competition will not make it more difficult to expand in such markets on terms beneficial to VSP. See "Business--Competition."

     Limited Operating History of VSP and Integration of Operations. Since February 1996, VSP has grown aggressively, principally through acquisitions. VSP will continue to pursue an aggressive growth strategy that includes both acquisitions and the marketing of network services to payers ("Development Activities"). VSP negotiates payer contracts to provide specialty physician care, then acquires or develops specialty physician networks to service the contracts and in some instances acquires physician practices. The process of obtaining payer contracts, acquiring or establishing appropriate networks, and developing management services, administrative organizations, facilities, management information systems and other aspects of operations, while managing a larger and geographically expanded entity, presents a significant challenge to the management of Vivra and VSP, and there can be no assurance that the Company will be successful in these efforts. The dedication of management resources to such integration may detract attention from the day-to-day operations of Vivra and VRC. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial unanticipated costs associated with such activities or that there will not be other material adverse effects of these Development Activities. See "Business--Vivra Specialty Partners."

     Dependence on Key Personnel and Physicians. The Company is dependent on certain key senior management personnel, the loss of any of whom could have an adverse effect on the Company's business. In addition, the Company will need to continue to attract and retain highly skilled health care executives, the competition for whom is intense.

     The Company's dialysis facilities depend upon their Medical Directors and to a lesser extent local nephrologists and other physicians for referrals of ESRD patients for treatment. As is generally true in the dialysis industry, at each facility one or a few physicians account for all or a substantial portion of the patient base. The loss of one or more key physicians at a particular facility could have a material adverse effect on the operations of that facility, and the loss of a significant number of physicians could adversely affect the Company's overall operations.

     VSP is dependent upon its affiliations with physicians. Moreover, the Company believes that its future success will be dependent largely on its ability to attract and retain qualified physicians. VSP has entered into management, provider and/or employment agreements with physicians, a significant number of whom have the right to terminate their contracts with limited or no notice. In the event that a significant number of such physicians terminate their contracts or become unable or unwilling to continue in their roles, the Company's revenues and net earnings could be materially and adversely affected.

     Governmental Regulation. The Company is subject to extensive federal and state regulation regarding, among other things, fraud and abuse, health and safety, environmental compliance and toxic waste disposal.

     The illegal remuneration provisions of the Social Security Act and similar state laws impose civil and criminal sanctions. These sanctions include disqualification from participation in the Medicare and Medicaid programs for persons who solicit, offer, receive or pay any remuneration, directly or indirectly, for referring a patient for treatment which is paid for in whole or in part by Medicare and Medicaid or for otherwise generating revenues reimbursed by either of these programs. In July 1991 and in November 1992, the federal government published final regulations that provide exceptions or "safe harbors" from the illegal remuneration prohibitions for certain business transactions. Transactions that satisfy the criteria under the applicable safe harbors are deemed not to violate the illegal remuneration provisions. The Company seeks to comply with the safe harbors where possible. Due to the breadth of the statutory provisions and the absence in certain instances of regulations or court decisions addressing many of the specific arrangements by which the Company conducts its business, it is possible that the Company's practices might be challenged under these laws. The Office of Inspector General (the "OIG") of the Department of Health and Human Services ("HHS") has previously published warnings that it believes two practices common in the dialysis services industry may violate certain statutory provisions. The Company believes that it has a reasonable basis for continuing practices which the OIG may regard as within the scope of the OIG's warnings and that, if challenged by the OIG, it could defend these practices. However, there can be no assurance that the Company will not be required to change one or more of these practices or be subject to sanctions. The Company's revenues and net earnings would be adversely affected as a result of any such change or sanctions. The Company has never been challenged under these statutes, however, and believes it complies in all material respects with these and all other applicable laws and regulations.

     Under both the Omnibus Budget Reconciliation Act of 1993 ("Stark II") and certain state legislation, it is unlawful for a physician to refer patients for certain designated health services to an entity with which the physician has a financial relationship. The Company believes that the language and history of Stark II indicate that Congress did not intend to include dialysis services and certain services and items provided incident to dialysis services within the legislative prohibition. However, certain services, including prescription drugs, clinical laboratory services and parenteral and enteral nutrients, equipment, and supplies, even when provided in conjunction with dialysis services, could be construed as designated health services within the meaning of Stark II. Due to the breadth of the statutory provisions and the absence of regulations or court decisions addressing the specific arrangements by which the

Company conducts its business, it is possible that certain of the Company's practices might be challenged under these laws which could result in civil penalties, including exclusion or suspension of the Company from future participation in Medicare and Medicaid programs, and substantial fines. Although there can be no assurance, the Company believes that if Stark II is interpreted to apply to the Company's operations, the Company will be able to bring its financial relationships with referring physicians into material compliance under the provisions of Stark II, including relevant exceptions. If Stark II is broadly interpreted by HCFA to apply to the Company and the Company cannot achieve material compliance, it could have a material adverse effect on the Company's revenues and net earnings.

     The health care industry and physicians' medical practices are highly regulated at the federal and state levels. Because of the uniqueness of the structure of the relationships between the Company and the physician groups and its networks and the nature of the Company's business, there can be no assurance that review of the Company's business by courts or health care, tax, labor and other regulatory authorities will not result in determinations or actions, including decertification or disqualification from eligibility to receive reimbursement from Medicare or Medicaid, that could adversely affect the operations of the Company or that the health care regulatory environment will not change in a manner that would restrict the Company's existing operations or limit the expansion of the Company's business or otherwise adversely affect the Company. Many state laws restrict the unlicensed practice of medicine, the splitting or sharing of fees with non-physician entities and the enforcement of non-competition agreements. Increased attention has been devoted to the application of federal and state antitrust laws to physician networks and provider agreements. For example, federal law prohibits conduct that may result in price-fixing or other anticompetitive conduct. Although management of the Company believes the operations of the Company are in material compliance with existing law, there can be no assurance that the Company's existing agreements with its physicians, including service agreements or network agreements, will not be successfully challenged. See "Business--Governmental Regulation."

     Intradialytic Parenteral Nutrition Therapy Reimbursement. Intradialytic parenteral nutrition ("IDPN") therapy is a nutritional supplement administered during dialysis to patients suffering from nutritional deficiencies. In early 1993, HCFA designated four durable medical equipment regional carriers (the "DMERCs") to process reimbursement claims for IDPN therapy. To date, these DMERCs have denied most claims and the Company is currently appealing these denied claims. HCFA is currently reviewing the DMERCs' position with respect to medical policy and claims reimbursement. The final outcome of this review is uncertain and may ultimately affect the number of patients eligible to receive reimbursement for IDPN therapy. Patients receiving IDPN therapy prior to the DMERCs' designation are "grandfathered" under the prior carriers' medical policies and continue to be eligible for reimbursement. Since May 1995 and based upon the continued uncertainty with respect to reimbursement for services provided, the Company has limited administration of this therapy only to patients who have been grandfathered or have private insurance.

     National Health Care Reform. There is significant national concern today about the availability and rising cost of health care in the United States. It is anticipated that new federal and/or state legislation will be passed and regulations adopted to attempt to provide broader and better health care coverage and to manage and contain its cost. The Company is unable to predict the content of any legislation or what, if any, changes may occur in the method and rates of its Medicare and Medicaid reimbursement or in other government regulations that may affect its businesses, or, whether such changes, if made, will have a material adverse effect on its revenues and net earnings.

     Subordination. The Notes are unsecured obligations of the Company subordinated to all existing and future Senior Indebtedness of the Company and effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries (including trade payables and lease obligations). As of August 31, 1996, there was no Senior Indebtedness outstanding and approximately $3.2 million of indebtedness of the Company's subsidiaries. Upon any distribution of assets of the Company pursuant to any insolvency, bankruptcy, dissolution, winding up, liquidation or reorganization, the payment of the principal of and interest on the Notes will be subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. In addition, the Company may not repurchase any Notes upon a Change in Control if at such time the subordination provisions of the Indenture would prohibit the Company from making payments of principal in respect of the Notes. Such provisions may limit the ability of the Company to repurchase the Notes in the event of a Change in Control, and the failure to so repurchase the Notes when required would result in an Event of Default (as defined) under the Indenture. In addition, the

Company conducts its operations through subsidiaries and depends on the earnings and cash flows of such subsidiaries to pay its obligations, including payments in respect of its indebtedness. Any right of the Company and its creditors to participate in the assets of any such subsidiary upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including trade creditors. See "Description of the Notes."

     Limitation on Repurchase upon a Change in Control. The Company's ability to repurchase the Notes upon a Change in Control may be limited by law, the Indenture and by the terms of other agreements relating to borrowings that constitute Senior Indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time. As a result of such limitations, a holder of the Notes may not be able to compel the Company to repurchase the Notes upon a Change in Control. The Company may be required to refinance Senior Indebtedness in order to make any such payment. The Company may not have the financial ability to repurchase the Notes in the event payment of Senior Indebtedness is accelerated. The Change in Control provision may not, in some instances, prevent a decrease in the value of the Notes in the event the Company incurs additional leverage through certain types of recapitalizations, leveraged buyouts or similar transactions. See "Description of Notes--Repurchase at Option of Holder Upon Change in Control."

     Possible Volatility of Stock Price. There has been volatility in the market price of securities of health care companies. Future announcements concerning the Company or its competitors, including government regulations, reimbursement changes, litigation, or other developments, as well as changes in, or the failure by the Company to meet, estimates of securities analysts, may have a significant impact on the market price of the Company's Common Stock. In addition, broad market fluctuations and general economic or political conditions may adversely affect the market price of the Company's Common Stock, regardless of the Company's actual performance. See "Business--Competition" and "--Governmental Regulation."

     Anti-Takeover Provisions. The Company's Restated Certificate of Incorporation and the Delaware General Corporation Law (the "General Corporation Law") contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of the Company, even when these attempts may be in the best interest of stockholders. The General Corporation Law also imposes conditions on certain business combination transactions with "interested stockholders" (as defined therein). In addition, the Company has issued to its holders of Common Stock, pursuant to a stockholders rights plan, rights that will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. See "Description of Capital Stock."

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale by the Selling Securityholders of the Notes or the Conversion Shares.


                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's ratio of earnings to fixed charges on a historical basis in each of the five years in the period ended
November 30, 1995, and for the nine-month periods ended August 31, 1996 and 1995.

                                                                                                               Nine Months
                                                               Year Ended November 30,                      Ended August 31,
                                             ----------------------------------------------------------  -------------------
                                                1995        1994        1993        1992        1991        1996        1995
                                             ----------  ----------  ----------  ----------  ----------  ----------  -------

Ratio of earnings to fixed charges.........    16.7x       16.6x       14.2x       15.1x       14.4x       19.3x       23.0x

     For purposes of computing the ratio of earnings to fixed charges, earnings include earnings from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and such portion of rental expense which is representative of interest.

                                    BUSINESS

     Vivra is a specialty care company. The Company's business strategy is to compete in specialties/disease states where Vivra can demonstrably deliver differentiated care to high-cost patient populations. The Company provides services through Vivra Renal Care ("VRC") and Vivra Specialty Partners ("VSP"). VRC is the second largest provider of dialysis services in the United States and, as of August 31, 1996, had approximately 13,350 patients at 237 centers in 27 states and the District of Columbia. VSP provides physician network and disease management services to entities responsible for coordinating health care for a patient population, principally managed care organizations. VSP coordinates care in multiple specialties, including asthma/allergy, cardiology, diabetes, dialysis/nephrology, ENT, obstetrics/gynecology and orthopedics. In these specialties VSP currently provides services through 38 contracts and also owns 31 specialty practices with 58 physicians and manages one additional specialty practice with 15 physicians.

Vivra Renal Care

   Industry Overview

     End-Stage Renal Disease. ESRD is the state of advanced renal impairment that is irreversible and fatal without treatment. According to HCFA, the number of patients who require chronic dialysis services grew from approximately 66,000 in 1982 to approximately 187,000 in 1994, representing a compound annual growth rate of 9%. VRC attributes the continuing growth in the number of ESRD patients principally to the aging of the general population, demographic trends and medical advances resulting in increased life expectancy of patients with hypertension, diabetes and other illnesses that lead to ESRD. Additionally, management believes improved technology has enabled older patients and those who previously could not tolerate dialysis due to other illnesses to benefit from this lifeprolonging treatment. Qualified patients with ESRD have been entitled since 1973 to Medicare benefits regardless of age or financial circumstances.

     Treatment Options for ESRD. Treatment options for ESRD include hemodialysis, peritoneal dialysis and kidney transplant surgery. HCFA estimates that, as of December 31, 1994, 82% of the ESRD patients in the United States were receiving hemodialysis treatment in outpatient facilities. The remaining 18% were treated in the home or in the hospital as inpatients. Patients treated in the home are monitored by a designated outpatient facility or qualified physician's office.

     Hemodialysis uses an artificial kidney, called a dialyzer, to remove certain toxins, fluid and salt from the patient's blood, and a machine to control external blood flow and to monitor certain vital signs of the patient. Typically dialysis for the chronic patient is performed three times per week, for approximately four hours per treatment, and continues for the patient's lifetime.

     Peritoneal dialysis is generally performed by the patient at home. The most common methods are continuous ambulatory peritoneal dialysis ("CAPD") and continuous cycling peritoneal dialysis ("CCPD"). Peritoneal dialysis offers patients an improved lifestyle, but is limited in application by a higher incidence of infection. Both CAPD and CCPD use the patient's peritoneal (abdominal) cavity to eliminate fluid and toxins from the patient. CCPD uses a mechanical device to cycle dialysis solution while a patient is sleeping.

     An alternative treatment not provided by VRC is kidney transplantation. While this option, when successful, is the most desirable form of therapeutic intervention, the shortage of suitable donors limits the availability of this surgical procedure as a treatment option. In addition, attempts are being made to develop new drugs, medical treatments or artificial kidneys that reduce or eliminate the necessity for dialysis.

   VRC Facilities and Operations

     VRC intends to develop and acquire facilities primarily in existing and contiguous geographic markets and to increase the number of physicians and other sources of patient referrals. However, the dialysis industry is highly competitive and, as a result, VRC may not be able to acquire new dialysis facilities economically. As of August 31,

1996, VRC owned and operated 237 facilities in 27 states and the District of Columbia. The facilities range in size from 6 to 41 stations; the average size is 15 stations. The number of VRC's facilities has increased significantly during the past five years through the acquisition of 51 existing facilities and the development of 56 new facilities, offset by the closure of 12 facilities. As a result of a net increase in facilities, as well as an increase in the number of treatments at existing centers, VRC has increased total treatments provided by 101.1% over the past 5 years. During fiscal 1995, VRC's "same store" patient growth was 6.0%. There can be no assurance that VRC will continue to experience similar growth in the future.

                                                     Number of
                               Number of             Treatments
    Fiscal Year End           Facilities              Provided
    ---------------           ----------             ----------

         1990                    104                   664,955
         1991                    112                   768,743
         1992                    128                   911,979
         1993                    138                 1,116,199
         1994                    150                 1,289,200
         1995                    199                 1,545,510

     The above table includes total CAPD and CCPD treatments of 48,164, 64,463, 83,579, 114,340, 136,092 and 171,846 in fiscal 1990 through 1995, respectively.

     As of August 31, 1996, VRC's facilities were located as follows: California
(41); Florida (35); Texas (21); Georgia and South Carolina (20 each); Pennsylvania and Alabama (15 each); Virginia (14); North Carolina (7); Louisiana
(6); Maryland (5); District of Columbia (4); Connecticut, Michigan, Missouri, New Jersey, New Mexico, Oklahoma and Oregon (3 each); Arizona, Kansas, Massachusetts and Tennessee (2 each); Colorado, Illinois, Iowa, Ohio and West Virginia (1 each).

     As required by Medicare regulations, each of VRC's facilities is supervised by a Medical Director. VRC's Medical Directors are licensed physicians in private practice who are directly responsible for assuring the quality of patient care. A Unit Administrator, who is generally a registered nurse, supervises the day-to-day operation of each facility and the staff. The staff consists of registered nurses, medical technicians, nurses' aides, a unit clerk, and certain part-time employees, including a social worker, a registered dietitian and a machine repair technician. Each facility is staffed in a manner that allows the number of personnel to be adjusted efficiently according to the number of patients receiving treatment. VRC engages in organized and systematic efforts to measure, maintain and improve the quality of services it delivers. Each of VRC's facilities collects and analyzes quality assurance data which is reviewed regularly by regional and corporate management to continually monitor and improve the standard of care being provided.

     Sources of Dialysis Revenues. VRC estimates that approximately 70% of its dialysis revenues, including revenues for the reimbursement of the administration of EPO, for each of the fiscal years 1991, 1992 and 1993, 66% for fiscal year 1994 and 70% for fiscal 1995, were reimbursements from Medicare and Medicaid under ESRD administered by HCFA and the states. Numerous congressional actions have resulted in changes in the average Medicare reimbursement rate from a fixed fee of $138 per treatment in 1983, to a current average rate of $126. The Medicaid programs are also subject to statutory and regulatory changes that could affect the rate of Medicaid reimbursement. VRC is not able to predict whether and to what extent changes to Medicare and Medicaid reimbursement rates will be made in the future. Any reduction in these reimbursement rates would have material adverse effects on VRC's revenues and net earnings.

     New dialysis patients must wait 90 days after commencement of dialysis treatments to qualify under the Medicare ESRD reimbursement program. Often patients do not have the means or insurance to pay for treatment during this 90-day waiting period. If new patients do have private insurance or belong to an employer group health plan, regulations require such insurance to pay for up to the first 21 months of dialysis treatment before Medicare reimbursement begins. If a secondary carrier such as Medicaid or a private insurer cannot be found, the Company may not be reimbursed for the initial waiting period or the 20% copayment of the ESRD rate which is not paid by Medicare. VRC seeks to assist patients who may not initially have adequate sources of reimbursement or insurance to obtain coverage, if possible.

     Since June 1, 1989, Medicare and Medicaid have provided reimbursement for the administration of EPO to dialysis patients for the treatment of anemia. During fiscal 1994 and 1995, approximately 84% and 85%, respectively, of VRC's dialysis patients received EPO. Revenues from the administration of EPO were approximately $43.5 million and $56.0 million, respectively, or 17% and 18%, respectively, of dialysis revenues, for those periods. Effective January 1, 1994, Medicare and Medicaid reimbursement for the administration of EPO was reduced from $11.00 to $10.00 per 1,000 units. Any further reduction in the reimbursement rate for the administration of EPO would have a negative impact on Vivra's revenues and net earnings. In addition, EPO is produced by a single manufacturer, and any interruption of supply could adversely affect Vivra's revenues and net earnings.

     VRC estimates that approximately 34% of its dialysis revenues for the fiscal year ended 1994 and 30% for 1995, were derived from sources other than Medicare and Medicaid. Of these revenues, the largest portion came from private insurance for chronic dialysis treatments. In general, private insurance reimbursement and reimbursement for treatments performed at acute care hospitals are at rates significantly in excess of Medicare and Medicaid rates. VRC believes that private payers will be required in the future to assume a greater percentage of the costs of dialysis care as the existing federal ESRD program is reviewed by the United States Congress, and as a result, private payers will focus on reducing dialysis payments as their overall dialysis costs increase. In addition, as HMOs and other managed care providers expand, they will have a strong incentive to further reduce the costs of specialty care and will aggressively seek to reduce amounts paid for dialysis. VRC is unable to predict to what extent decreases in these reimbursement rates will be made in the future. Any reduction in the ability of VRC to charge rates that are in excess of those paid by Medicare and Medicaid would have a significant negative effect on the Company's revenues and net earnings.

     Ancillary Services. In September 1991, the Company established Associated Health Services ("AHS") to provide IDPN pharmacy and support services to its dialysis patients. AHS operates a pharmacy in Southern California and provides IDPN therapy services to dialysis patients in facilities owned by third parties, in addition to VRC's patients.

     In 1996, VRC began development of a dialysis laboratory and concurrently entered into a management agreement with an independent third party to manage the laboratory, which is currently scheduled to begin operations in July 1996. Tests to be performed at the laboratory will include: (i) blood tests which are reimbursed as part of the dialysis composite rate, (ii) blood tests ordered for co-morbidity ESRD conditions (i.e., diseases that are the result of or cause
ESRD) and (iii) general symptom testing.

Vivra Specialty Partners

     VSP believes that, with the growth of managed care, substantial opportunities may exist to provide network and practice management services related to high-cost specialty care. VSP believes that its physician networks have the ability to effectively manage expenses related to high cost diseases, which account for a significant portion of total medical expenses. In addition, VSP believes that it will have the opportunity to acquire a significant number of specialty practices.

     VSP's strategy is to contract for and manage the delivery of high quality, cost-effective specialty care through organized physician networks. VSP's networks are integrated groups of physicians within the same specialty who are contractually linked to VSP for the purpose of delivering specialty care to patient populations. The networks are typically arranged to provide comprehensive geographic coverage in and across the service area of managed care organizations. VSP provides operating and systems infrastructure, secures managed care contracts and facilitates the care process while providing physicians significant autonomy and the ability to co-govern their financial affairs and generate utilization and practice quality enhancements. VSP has acquired and intends to continue to acquire specialty physician practices which are complementary to its physician networks and where VSP has sub-capitated or case-rate contracts, or where it expects to obtain such contracts. The Company believes that these specialty practices may allow it to develop clinical and management insights to enhance the provision of specialty care.

     VSP currently owns networks and/or practices and provides services in the following specialties:

-    Asthma & Allergy                -    ENT
-    Cardiology                      -    OB/GYN
-    Diabetes                        -    Orthopedics
-    Dialysis/Nephrology


     In these specialties, VSP provides services for approximately 4.1 million "Specialty Lives" through 38 contracts. Each health plan member is deemed to have one Specialty Life for each specialty contracted.

     VSP owns 31 specialty practices with 58 physicians and manages one additional specialty practice with 15 physicians. To date, VSP's acquired practices are primarily in asthma/allergy and cardiology. However, the Company intends to acquire practices in the other specialties it serves.

     VSP's network information processing company, Vivra Network Services ("VNS"), provides claims processing and management reporting to VSP's specialty networks. In addition, VNS has contracts with ten third-party specialty networks covering approximately 1.8 million Specialty Lives to provide claims processing and management reporting services.

     VSP intends to continue to aggressively expand through the acquisition and development of related businesses, primarily physician network and practice entities. Expansion of the VSP business will require significant capital commitments by the Company and will require that physicians and payers accept the Company's services and, accordingly, there can be no guarantee that these new businesses will ever become profitable or obtain financial viability. Further, there can be no assurance that VSP will be able to successfully compete with companies which provide services similar to VSP, some of which have greater financial resources and longer operating histories.

Competition

     VRC. It is estimated that the six largest dialysis providers constitute approximately 40% of the estimated $4 billion outpatient dialysis treatment market. The balance of the market is still fragmented into hospital-based centers and facilities owned by individual nephrologists. Industry consolidation has accelerated as large providers have increased the pace at which they are making acquisitions. As a result, VRC faces competition for the acquisition and development of new centers as well as competition for qualified physicians to act as Medical Directors.

     A primary consideration of a patient or a physician when selecting a dialysis facility is convenience of location for the patient. Other competitive factors include quality of care and service. On occasion, VRC has experienced competition from the establishment of a facility by a former Medical Director.

     VSP. Certain companies, some of which have longer operating histories and greater financial resources than those of VSP, are providing network and management services similar to those that VSP is providing or pursuing. VSP may be forced to compete with these entities for acquisitions, network and management contracts and, in some cases, the employment of practice physicians. There can be no assurance that VSP will be able to compete effectively with such competitors, that additional competitors will not enter VSP's markets, or that such competition will not make it more difficult to expand in such markets on terms beneficial to VSP.

Governmental Regulation

     General. The Company's operations are subject to extensive governmental regulation at the federal, state and local levels.

     Fraud and Abuse. The Company's operations are subject to the illegal remuneration provisions of the Social Security Act (sometimes referred to as the "anti-kickback" statute) and similar state laws that impose criminal and civil sanctions on persons who knowingly and willfully solicit, offer, receive or pay any remuneration, whether directly or indirectly, in return for, or to induce, the referral of a patient for treatment, or, among other things, the ordering, purchasing, or leasing, of items or services that are paid for in whole or in part by Medicare, Medicaid or similar state programs. Violations of the federal anti-kickback statute are punishable by criminal penalties, including imprisonment, fines and exclusion of the provider from future participation in the Medicare and Medicaid programs. Federal enforcement officials also may attempt to impose civil false claims liability with respect to claims resulting from an anti-kickback violation. If successful, civil penalties could be imposed, including assessments of $2,000 per improper claim for payment plus twice the amount of such claim and suspension from future participation in Medicare and Medicaid programs. Civil suspension for anti-kickback violations also can be imposed through an administrative process, without the imposition of civil monetary penalties. Some state statutes also include criminal penalties. While the federal anti-kickback statute expressly prohibits transactions that have traditionally had criminal implications, such as kickbacks, rebates or bribes for patient referrals, its language has been construed broadly and has not been limited to such obviously wrongful transactions. Court decisions state that, under certain circumstances, the statute is also violated when one purpose (as opposed to the "primary" or a "material" purpose) of a payment is to induce referrals. Congress has frequently considered federal legislation that would expand the federal antikickback statute to include the same broad prohibitions regardless of payer source.

     In July 1991 and in November 1992, the Secretary of HHS published regulations that create exceptions or "safe harbors" for certain business transactions. Transactions that satisfy the criteria under the applicable safe harbors will be deemed not to violate the federal anti-kickback statute. Transactions that do not satisfy all elements of a relevant safe harbor do not necessarily violate the statute, although such transactions would be subject to scrutiny by enforcement agencies. The Company seeks to structure its various business arrangements to satisfy as many safe harbor elements as possible under the circumstances, although many of the Company's arrangements satisfy all of the elements of the relevant safe harbor. Although the Company has never been challenged under the anti-kickback statute and believes it complies in all material respects with this statute and all other applicable related laws and regulations, there can be no assurance that the Company will not be required to change its practices or experience a material adverse effect as a result of any such challenge or any sanction which might be imposed.

     On July 21, 1994, the Secretary of HHS proposed a rule that would modify the original set of safe harbor provisions to give greater clarity to the rulemaking's original intent. The proposed rule would make changes to the safe harbors on personal services and management contracts, small entity investment interests and space rentals, among others. The Company does not believe that the application of these safe harbors to its current arrangements, as set forth above, would change if the proposed rule were adopted in the form proposed. However, the Company cannot predict the outcome of the rulemaking process or whether changes in the safe harbors rule will affect the Company's position with respect to the anti-kickback statute.

     Stark II. Federal law, commonly referred to as Stark II, restricts physician referrals for certain designated health services to entities with which a physician or an immediate family member has a "financial relationship." The entity is prohibited from claiming payment under the Medicare or Medicaid programs for services rendered pursuant to a prohibited referral and is liable for the refund of amounts received pursuant to prohibited claims. The entity also can receive civil penalties of up to $15,000 per improper claim and can be excluded from participation in the Medicare and Medicaid programs. Comparable provisions applicable to clinical laboratory services became effective in 1992. Stark II provisions which may be relevant to the Company became effective on January 1, 1995.

     A "financial relationship" under Stark II is defined as an ownership or investment interest in, or a compensation arrangement between, the physician and the entity. The Company has entered into compensation agreements with its Medical Directors and other referring physicians and some Medical Directors own stock in the Company. The Company is not aware of any family relationship between a Medical Director and staff at its dialysis facilities.

     Stark II includes certain exceptions for compensation arrangements and ownership that satisfy certain criteria. With respect to compensation arrangements, remuneration from an entity pursuant to a personal services compensation arrangement is excepted from Stark II prohibitions if: (i) the arrangement is set out in writing, signed by the parties, and specifies the services covered by the arrangement; (ii) the arrangement covers all of the services to be provided by the physician (or an immediate family member of such physician) to the entity; (iii) the aggregate services contracted for do not exceed those that are reasonable and necessary for the legitimate business purposes of the arrangement; (iv) the term of the arrangement is for at least one year; (v) the compensation to be paid over the term of the arrangement is set in advance, does not exceed fair market value, and is not determined in a manner that takes into account the volume or value of any referrals or other business generated between the parties; (vi) the services to be performed do not involve the counseling or promotion of a business arrangement or other activity that violates any state or federal law; and (vii) the arrangement meets such other requirements that may be imposed pursuant to regulations promulgated by HHS.

     Another Stark II exception for compensation arrangements applies to bona fide employment relationships. This exception can apply to amounts paid by an employer to a physician-employee if: (i) the employment is for identifiable services; (ii) the amount of remuneration is consistent with the fair market value of services and is not determined in a manner that takes into account, directly or indirectly, the volume or value of any referrals by the referring physician; (iii) the remuneration is provided pursuant to an agreement which would be commercially reasonable even if no referrals were made to the employer; and (iv) the employment meets such other standards that HHS may impose to protect against program or patient abuse. In addition, this exception would permit certain types of productivity bonuses based on personal services performed by the physician or an immediate family member.

     Stark II also includes an exception for a physician's ownership or investment interest in shares in an Investment Company or securities listed on an exchange or quoted on the Nasdaq National Market which, in either case, meets certain financial criteria.

     State Referral Regulations. Various states have in place or are considering anti-referral statutes which impose requirements on or prohibit certain referrals. The Company could be subject to sanctions and could be required to restructure some or all of its relationships with the referring physicians with whom it contracts for Medical Director and similar services. The consequences of such restructuring, if any, cannot be predicted.

     State Laws Regarding Provision of Medicine and Insurance. The laws of many states prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. Although the Company believes its operations as currently conducted are in material compliance with existing applicable laws, many aspects of the Company's business operations, including the structure of the relationships between the Company and its medical providers, have not been the subject of state or federal regulatory interpretation. There can be no assurance that review of the Company's business by courts or regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the health care regulatory environment will not change so as to restrict the Company's existing operations or their expansion.

     Dialysis Segment. With respect to the Company's dialysis operations, the Company must meet various standards relating to, among other things, the management of facilities, personnel, maintenance of proper records, equipment and quality assurance programs. The dialysis facilities are subject to periodic inspection by state agencies and other governmental authorities to determine if the premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, the Company's dialysis facilities must be certified by HCFA.

     Any loss by the Company of its various federal certifications, its authorization to participate in the Medicare or Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues is derived, or a change resulting from health care reform reducing dialysis reimbursement or reducing or eliminating coverage for dialysis services, would have a material adverse effect on the Company's business. The health care services industry will continue to be subject to intense regulation at the federal and state levels, the scope and effect of which cannot be predicted. No assurance can be given that the activities of the Company will not be reviewed and challenged or that health care reform will not result in a material adverse change to the Company.

     The conditions for coverage under the Medicare ESRD program mandate that treatment at a dialysis facility be under the general supervision of a Medical Director who is a physician. Generally, the Medical Director must be board eligible or board certified in internal medicine or pediatrics and have had at least 12 months of experience or training in the care of patients at ESRD facilities. The Company has engaged Medical Directors at each of its facilities. The compensation of the Medical Directors and other physicians under contract is separately negotiated and generally depends upon competitive factors in the local market, the physician's professional qualifications and responsibilities and the size and utilization of the facility or relevant program. The aggregate compensation of the Medical Directors and other physicians under contract is generally fixed in advance for periods of one year or more by written agreement and is set to reflect the fair market value of the services rendered. Because in all cases the Company's Medical Directors and the other physicians under contract refer patients to the Company's facilities, the federal anti-kickback statute could apply. However, the Company believes its contractual arrangements with these physicians are in material compliance with the anti-kickback statute. Among the safe harbors promulgated by the Secretary of HHS is one relevant to the Company's arrangements with its Medical Directors and the other physicians under contract. The Company endeavors to enter into agreements with its Medical Directors and other physicians under contracts which satisfy the requirements of the personal services and management contract safe harbor.

     The OIG has published warnings to the dialysis services industry generally that it believes that the industry-wide practices of obtaining discounts on certain laboratory charges and the payment of remuneration for services provided for IDPN therapy at dialysis centers violate the anti-kickback statute in many, if not most, circumstances. The Company believes that it has a reasonable basis for continuing practices which the OIG may regard as within the scope of the warnings and that, if challenged by the OIG, it could defend these practices. However, there can be no assurance that the Company will not be challenged under the statutes or that, whether or not challenged and subject to sanctions, the Company will not be required to change its current practices. Any such change or challenge, including any sanctions, would have an adverse effect on the Company's revenues and net earnings, as well as its competitors that engage in similar practices.

     Stark II may require the Company to restructure certain existing compensation arrangements with its Medical Directors or, in the alternative, to refuse to accept referrals for designated health services from such physicians. Although there can be no assurance, the Company believes that if Stark II is interpreted to apply to the Company's operations, the Company will be able to bring its financial relationships with referring physicians into material compliance with the provisions of Stark II, including relevant exceptions. If the Company cannot achieve such material compliance, and Stark II is broadly interpreted by HHS to apply to the Company, such application of Stark II could have a material adverse effect on the Company. A broad interpretation of Stark II to include dialysis services and items provided incident to dialysis services would apply to the Company's competitors as well.

     For purposes of Stark II, "designated health services" include, among other things: clinical laboratory services; parenteral and enteral nutrients, certain equipment and supplies; prosthetics; orthotics; prosthetic devices; physical and occupational therapy services; outpatient prescription drugs; and inpatient and outpatient hospital services. Dialysis is not a designated health service, and the Company believes that the language and legislative history of Stark II indicate that Congress may not have intended to include the services and items provided incident to dialysis services within the Stark II prohibitions. However, the Company's provision of, or arrangement and assumption of financial responsibility for, outpatient prescription drugs, including EPO and IDPN, clinical laboratory services, facility dialysis services and supplies, home dialysis supplies and equipment, and services to hospital inpatients and outpatients, include services and items which could be construed as designated health services within the meaning of Stark II. Although the Company does not bill Medicare or Medicaid for hospital inpatient and outpatient services, the Company's Medical Directors may request or establish a plan of care that includes dialysis services for hospital inpatients and outpatients that may be considered a referral to the Company within the meaning of Stark II.

     Specialty Care Segment. Most states have laws regulating insurance companies, HMOs and third-party administrators. The Company is not licensed in any state to engage in the insurance, HMO or third-party administrator businesses. As the managed care business evolves, state regulators may begin to scrutinize the practices of, and relationships between, third-party payers, medical service providers and entities providing management and other services to medical service providers with respect to the application of insurance, HMO and third-party administrator laws and regulations. The Company does not believe that its practices in either VRC or VSP, which are consistent with those of other health care companies, would subject it to such laws and regulations. However, given the limited regulatory history with respect to such practices, there can be no assurance that states will not attempt to assert jurisdiction. The Company may be subject to prosecution by state regulatory agencies, and accordingly may be required to change or discontinue certain practices which could have a material adverse effect on the Company.

     Certain of the Company's other operations also receive Medicare and Medicaid reimbursement. While the Company believes that its other operations comply in all material respects with applicable law, there can be no assurance that the Company's other operations will not be subject to challenge or sanctions. Any such challenge or sanctions could have a material adverse effect on the Company's revenues and net earnings.

     In recent years, increased attention has been focused on the application of federal and state antitrust laws to physician networks and provider arrangements. Federal law prohibits conduct that may result in price-fixing or other anticompetitive conduct. Although management of the Company believes the operations of the Company are in material compliance with existing law, there can be no assurance that the Company's existing agreements with its physicians, including service agreements or network agreements, will not be successfully challenged.

     Medicare and Healthcare Reform. Because the Medicare program represents a substantial portion of the federal budget, Congress takes action in almost every legislative session to modify the Medicare program for the purpose of reducing the amounts otherwise payable by the program to health care providers in order to achieve deficit reduction targets, among other reasons. Legislation or regulations may be enacted in the future that may significantly modify the ESRD program or substantially reduce the amount paid for the Company's dialysis or other services. Further, statutes or regulations may be adopted which impose additional requirements in order for the Company to be eligible to participate in the federal and state payment programs. Such new legislation or regulations may adversely affect the Company's business operations.

     Other Regulations. The Company's operations are subject to various state hazardous waste disposal laws. Those laws as currently in effect do not classify most of the waste produced during the provision of dialysis services to be hazardous, although disposal of non-hazardous medical waste is also subject to regulation. OSHA regulations require employers of workers who are occupationally subject to blood or other potentially infectious materials to provide those workers with certain prescribed protections against bloodborne pathogens. The regulatory requirements apply to all health care facilities, including dialysis facilities, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, and engineering and work practice controls. Employers are also required to comply with certain record-keeping requirements. The Company believes it is in material compliance with the foregoing laws and regulations.

     Some states have established certificate of need ("CON") programs regulating the establishment or expansion of health care facilities, including dialysis facilities. The CON laws formerly applicable to freestanding dialysis facilities in seven states in which the Company operates dialysis facilities (Arizona, California, Florida, Louisiana, New Mexico, Texas and Virginia) have been repealed or have lapsed and have not been re-enacted.

     The Company believes it is in material compliance with current applicable laws and regulations. No assurance can be made that in the future the Company's business arrangements, past or present, will not be the subject of an investigation or prosecution by a federal or state governmental authority. Such investigation could result in any, or any combination, of the penalties discussed above depending upon the agency involved in such investigation and prosecution. None of the Company's business arrangements with physicians, vendors, patients or others have been the subject of investigation by any governmental authority. No assurance can be given that the Company's activities will not be reviewed or challenged by regulatory authorities. The Company monitors legislative developments and would seek to restructure a business arrangement if the Company determined that one or more of its business relationships placed it in material noncompliance with such a statute. The health care service industry will continue to be subject to substantial regulation at the federal and state levels, the scope and effect of which cannot be predicted by the Company. Any loss by the Company of its various federal certifications, its authorization to participate in the Medicare and Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues are derived would have a material adverse effect on its business.

Insurance

     The Company carries insurance for property damage, public liability and malpractice covering all of its businesses. The public liability and malpractice coverage limits are $40.0 million for each loss occurrence. The all risk property insurance coverage limits are $10.0 million based on replacement cost for each loss occurrence. The loss occurrence limit includes separate annual aggregate sublimits for earthquake and flood damage of $5.0 million for each state. The Company believes that its insurance coverage is adequate.

Employees

     As of August 31, 1996, the Company had approximately 4,700 employees. Employees at one of the Company's dialysis facilities (representing less than 1% of total employees) are covered by a union agreement. The Company considers its labor relations to be satisfactory.

                            DESCRIPTION OF THE NOTES

     The Notes have been issued under an Indenture between the Company and State Street Bank and Trust Company, as Trustee (the "Indenture"). The Notes are subject to all the terms stated in the Indenture and such terms as are made a part thereof by reference to the Trust Indenture Act of 1939. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. The defined terms of the Indenture (or the form of Note attached thereto) are incorporated herein by reference.

General

     The Notes are limited to $158,545,000 aggregate principal amount. The Notes are unsecured subordinated obligations of the Company and will mature on July 1, 2001, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Change in Control of the Company. The Notes bear interest from the most recent date to which interest has been paid, or if no interest has been paid, from date of initial issuance, at 5% per annum computed on the basis of a 360-day year of twelve 30-day months. Interest is payable semiannually on January 1 and July 1 of each year, commencing on January 1, 1997, to the person in whose name the Notes are registered at the close of business on the preceding December 15 or June 15, respectively.

     The Indenture does not contain any restriction on (i) the payment of dividends, (ii) the issuance of Senior Indebtedness or other indebtedness or
(iii) the repurchase of securities of the Company, and does not contain any financial covenants. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a Change in Control of the Company except to the extent described under "Repurchase at Option of Holder Upon Change in Control."

     The Indenture and the Notes are governed by and are to be construed under the laws of the State of New York.

Form and Denomination; Book Entry

     The Notes have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof. Except as otherwise provided in the Indenture, Notes will be evidenced by a global Note (the "Global Note") which has been deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth in the Indenture, the record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     A person may hold its interest in the Global Note directly through DTC if such person is a participant in DTC, indirectly through organizations that are participants in DTC (the "Participants"), directly through Cedel or Euroclear, or indirectly through organizations that are participants in Cedel or Euroclear. Cedel and Euroclear will hold interests in the Global Note on behalf of their participants through DTC. Persons who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants, including Cedel and Euroclear, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

     So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes will be considered the sole holder of the Global Note. Except as provided in the Indenture, owners of beneficial interests in the Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof.

     Payment of interest on and the redemption price of the Global Note is to be made to Cede, the nominee for DTC, as the registered owner of the Global Note, by wire transfer of immediately available funds on each Interest Payment Date or redemption date, as the case may be. Neither the Company, the Trustee nor any paying agent has any responsibility or liability for any aspect of the records relating to or payments made on account of a beneficial ownership interest in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been informed by DTC that, with respect to any payment of interest on or the redemption price of the Global Note, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Note, as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Global Note held through such Participants are the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Holders who desire to convert their Notes into Common Stock pursuant to the terms of the Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) has any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Note are credited and only in respect of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

     Although DTC, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants of DTC, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause the Notes to be issued in definitive form in exchange for the Global Note.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note holder or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note holder or DTC for all purposes.

Conversion

     The holder of any Note has the right to convert such Note, or any portion thereof which is an integral multiple of $1,000, into shares of Common Stock of the Company at any time prior to maturity (unless earlier redeemed or repurchased), initially at the conversion price of $37.20 per share (which is equivalent to a conversion rate of 26.88 shares per $1,000 principal amount of Notes), subject to adjustment as described below. The right to convert Notes called for redemption will terminate at the close of business on the fifth business day immediately preceding the Redemption Date (unless the Company defaults in making the payments due upon redemption, in which case the conversion right shall not terminate until the close of business on the date such default is cured and such Notes are redeemed). A Note for which a holder has delivered a notice exercising the option of such holder to require the Company to repurchase such Note may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by such holder to the Company (or an agent designated by the Company for such purpose) prior to the close of business on the Repurchase Date (as defined herein) in accordance with the terms of the Indenture. The Notes will be convertible at the offices or agencies of the Company maintained for such purposes in The City of New York.

     The conversion price is subject to adjustment in certain events, including
(i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company, (ii) subdivisions, combinations and reclassifications of Common Stock, (iii) the issuance of rights or warrants entitling the holder thereof to subscribe for or purchase Common Stock at less than the then current market price (as defined in the Indenture), (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including shares of its capital stock (other than Common Stock) and other securities, but excluding those rights, warrants, dividends and distributions referred to in clauses (i) and (iii) above, subdivisions of shares referred to in clause (ii) above and dividends and distributions paid in cash in an aggregate amount that, combined together with (x) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (y) the excess of any cash and the fair market value of other consideration payable in respect of repurchases by the Company or any of its subsidiaries of Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made over the current market price of the Common Stock, does not exceed 20% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution), and (v) certain repurchases by the Company and its subsidiaries of Common Stock, to the extent the consideration paid therefor exceeds the current market price (excluding shares which, together with certain cash distributions referred to in clause (iv) do not exceed 20% of the Company's market capitalization). In addition to the foregoing adjustments, the Company is permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of Common Stock. In the event of a pro rata distribution to holders of Common Stock of rights to subscribe for additional shares of Common Stock (other than those referred to in (iii) above) or of evidences of indebtedness or assets as provided in (iv) above, the Company may, instead of making any adjustment in the conversion price, make proper provision so that each holder of a Note who converts such Note (or a portion thereof) after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon conversion, in addition to the shares of Common Stock issuable upon conversion, an appropriate number of such rights, evidences of indebtedness or assets, as the case may be, as if such holders had converted the Notes immediately before the record date for any such distribution. No adjustment in the conversion price is required unless such adjustment would require a change of at least 1% of the price then in effect, provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

     Notes surrendered for conversion during the period from the close of business on any record date to the opening of business on the next succeeding interest payment date (except Notes to be redeemed during the period from the close of business on such record date to the opening of business on the date five business days after such interest payment date) must be accompanied by payment of an amount equal to the interest thereon which the registered holder thereof on such record date is to receive on such interest payment date. A Note surrendered for conversion on an interest payment date need not be accompanied by any payment, and the interest on the principal amount of such Note being converted will be paid on such interest payment date to the registered holder at the record date immediately preceding such interest payment date. Subject to the aforesaid right of the holder of record at any record date to receive an installment of interest, no payment or adjustment will be made on conversion for interest accrued on the converted Note or for dividends on the Common Stock issued on conversion. Fractional shares of

Common Stock are not to be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the market price of the Common Stock on the date of conversion, as provided in the Indenture.

     The Indenture provides that the Company will provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, the rights issued under the Company's stockholders rights plan (the "Rights") whether or not the Rights have become separated from the Common Stock at or prior to the time of the conversion. The Board of Directors of the Company has authorized such provision. The Indenture also provides that, in the event of the occurrence of certain events affecting the Rights, appropriate adjustments to the conversion price applicable to the Notes will be made. In addition, the Indenture provides that if the Company implements a new stockholder rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, the rights issued under such plan (whether or not such rights have separated from the Common Stock at the time of such conversion).

     In case of any consolidation or merger of the Company with or into any other corporation, or in the case of any consolidation or merger of another corporation into the Company in which the Company is the surviving corporation involving a reclassification, conversion, exchange or cancellation of shares of Common Stock, or any sale or transfer of all or substantially all of the assets of the Company, the holder of each Note shall, after such consolidation, merger, sale or transfer, have the right to convert such Note into the kind and amount of securities or other property, which may include cash, which such holder would have been entitled to receive upon such consolidation, merger, sale or transfer if such holder had held the Common Stock issuable upon the conversion of such
Note immediately prior to such consolidation, merger, sale or transfer.

Subordination of Notes

     The payment of the principal of and premium, if any, and interest on the Notes (including, without limitation, the payment of the redemption price or repurchase price with respect to the Notes), is subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of all existing and future Senior Indebtedness. The Indenture does not limit the amount of Senior Indebtedness that may be incurred by the Company or any other indebtedness or obligations that may be incurred by the Company or its subsidiaries. In addition, the Notes are effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's subsidiaries. The Company expects from time to time to incur additional Senior Indebtedness and other indebtedness and obligations.

     Upon any payment or distribution of assets of the Company to creditors resulting from any liquidation, dissolution, winding-up, reorganization or any insolvency proceedings of the Company, the holders of all Senior Indebtedness are first entitled to receive payment in full before the holders of the Notes are entitled to receive any payment upon the principal of or premium, if any, or interest on the Notes (including, without limitation, the payment of the redemption price or repurchase price with respect to the Notes).

     Upon the happening and during the continuance of an event of default in any payment with respect to any Senior Indebtedness, no payment may be made by the Company on or in respect of the Notes. Upon the happening and during the continuance of a default on any Senior Indebtedness (other than a payment event of default) that occurs and is continuing that permits the holders of such Senior Indebtedness to accelerate its maturity, and following receipt by the Company and the Trustee of the notice provided for by the Indenture, no payment may be made on the Notes for a period of up to 179 days during the consecutive 365-day period, unless such default is cured or waived. No such subordination will prevent the occurrence of any Event of Default in respect of the Notes. As a result of these subordination provisions, in the event of insolvency, holders of the Notes may recover less ratably than general creditors of the Company.

     "Senior Indebtedness" means the following, whether outstanding upon issuance of the Notes or thereafter incurred or created: (a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement

(including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit); (b) commitment or standby fees due and payable to lending institutions with respect to credit facilities available to the Company;
(c) all noncontingent obligations of the Company (i) for the reimbursement of any obligor on any letter of credit, banker's acceptance, or similar credit transaction, (ii) under interest rate swaps, caps, collars, options, and similar arrangements, and (iii) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract, or other foreign currency hedge; (d) all obligations of the Company for the payment of money relating to capitalized lease obligations; (e) any liabilities of others described in the preceding clauses that the Company has guaranteed or which are otherwise its legal liability; and (f) renewals, extensions, refundings, refinancings, restructurings, amendments, and modifications of any such indebtedness or guarantee; other than any indebtedness or other obligation of the Company that by its terms or the terms of the instrument creating or evidencing it is stated to be not superior in right of payment to the Notes.

     As of August 31, 1996, there was no Senior Indebtedness outstanding and approximately $3.2 million of indebtedness of the Company's subsidiaries. The Company primarily conducts its operations through subsidiaries and presently expects that its future operating activities will be similarly structured to involve operating subsidiaries. The rights of the Company and its creditors, including holders of the Notes, to participate in the assets of any subsidiary, partnership or other joint venture in which the Company has interests upon any liquidation or reorganization of any such entity or otherwise will be effectively subordinated to and subject to the prior claims of creditors of such entity, except to the extent that the Company may itself be a creditor with recognized claims against such entity, in which case the claims of the Company would still be subordinated to any security in the assets of such entity and any indebtedness of such entity senior to that held by the Company. The ability of the Company to pay principal of and premium, if any, and interest on the Notes (including, without limitation, the payment of the redemption price or repurchase price with respect to the Notes) will be dependent upon the receipt of funds from its subsidiaries and the partnerships and ventures in which it participates by way of dividends, distributions, fees, interest, loans or otherwise.

     In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness of the Company, and will be immediately paid over or delivered to the holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

Redemption at Option of Company

     The Notes may not be redeemed by the Company prior to July 10, 1999. Thereafter, the Notes may be redeemed at the option of the Company, in whole or in part, upon not less than 20 nor more than 60 days' notice by mail.

     The redemption prices (expressed as a percentage of principal amount) in each case plus accrued and unpaid interest to the date of redemption are as follows for the 12-month period (unless otherwise noted) beginning July 10 of the following years:

                                                      Redemption
Year                                                     Price
----                                                  ----------

1999.............................................        102%
2000 (through June 30, 2001).....................        101%

     If less than all of the Notes are to be redeemed, the Trustee will select the particular Notes (or the portions thereof) to be redeemed either by lot, pro rata or by such other method as the Trustee shall deem fair or appropriate.

     No sinking fund is provided for the Notes.

Repurchase at Option of Holder Upon Change in Control

     Upon any Change in Control (as defined below), each holder of Notes shall have the right (the "Repurchase Right"), at the holder's option, subject to the terms and conditions of the Indenture, to require the Company to repurchase all of such holder's Notes, or a portion thereof which is $1,000 or any integral multiple thereof, on the date (the "Repurchase Date") fixed by the Company that is not less than 45 days nor more than 60 days after the date of the Company Notice (as defined below) at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the Repurchase Date.

     Within 30 days after the occurrence of a Change in Control, the Company is obligated to give to the Trustee and to each holder of the Notes a notice (the "Company Notice") of the occurrence of such Change in Control, and the Repurchase Right arising as result thereof setting forth, among other things, the terms and conditions of, and the procedures required for the exercise of, such Repurchase Right. To exercise the Repurchase Right, a holder of Notes must deliver on or before the close of business on the Repurchase Date written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such Repurchase Right specifying the Notes with respect to which the right is being exercised. Such notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the Company or such agent at any time on or before the close of business on the Repurchase Date.

     The term "Change in Control" shall mean any of the following:

          (i) (A) a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, except that a person shall be deemed to be the "beneficial owner" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of all outstanding Voting Shares; and (B) immediately following the date upon which such person or group becomes a beneficial owner of such securities the aggregate market value of the Common Stock held by stockholders, excluding shares beneficially owned by such person or group and other affiliates of the Company, is less than $700,000,000;

          (ii) any consolidation of the Company with, or merger of the Company into, any other person, any merger of another person into the Company, or any sale or transfer of all or substantially all of the assets of the Company to another person (other than (a) a consolidation or merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Capital Stock other than shares of Capital Stock owned by either of the parties to be consolidated or merged in which the net worth of the surviving corporation immediately after consummation equals or exceeds the net worth of the Company immediately prior to such transaction, (b) the sale, transfer or other disposition of VRC, provided the acquirer or VRC expressly becomes a co-obligor of the payment of principal of and premium, if any, and interest on the Notes, (c) a merger which is effected solely to change the jurisdiction of incorporation of the Company or (d) any consolidation with or merger of the Company into a wholly owned subsidiary of the Company, or any sale or transfer by the Company of all or substantially all of its assets to one or more of its wholly owned subsidiaries, in any one transaction or a series of transactions, provided, in any such case, that the resulting corporation or each such subsidiary assumes or guarantees the Company's obligations under the Notes and the net worth of the surviving or acquiring corporation in any such consolidation, merger or sale of assets immediately after the consummation of such transaction equals or exceeds the net worth of the Company immediately prior to such transaction); or

          (iii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the two-year period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or ending immediately before the Change in Control (in the case of a Change in Control under clauses (ii) and (iii) above) shall equal or exceed 105% of the conversion price in effect on each such trading day, or (b) (i) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) (such securities being referred to as "Publicly Traded Securities") and as a result of such transaction or transactions such Notes become convertible solely into such Publicly Traded Securities and (ii) the consideration in the transaction or transactions constituting the Change in Control consists of cash, Publicly Traded Securities or a combination of cash and Publicly Traded Securities with an aggregate fair market value (which, in the case of Publicly Traded Securities, shall be equal to the average closing price of such Publicly Traded Securities during the 10 consecutive trading days commencing with the sixth trading day following consummation of the transaction or transactions constituting the Change in Control) is at least 105% of the conversion price in effect on the date immediately preceding the date of consummation of such Change in Control.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the Repurchase Right becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time and with Rule 14e-1 and all other applicable federal and state securities laws in connection with any such repurchase option.

     The Company may not repurchase any Notes upon a Change in Control if at such time the subordination provisions of the Indenture would prohibit the Company from making payments of principal in respect of the Notes. Agreements relating to the Company's Senior Indebtedness contain, and agreements relating to Senior Indebtedness incurred by the Company in the future are likely to contain, restrictions relating to the repurchase by the Company of the Notes pursuant to the Repurchase Right. Such provisions, together with the subordination of the Notes to all existing and future Senior Indebtedness of the Company, and the funds then available to the Company, may limit the ability of the Company to repurchase the Notes in the event of a Change in Control. Failure by the Company to repurchase the Notes when required upon a Change in Control will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions. See "Subordination of Notes."

     The Indenture does not permit the Company's Board of Directors to waive the Company's obligation to repurchase the Notes at the option of the holder pursuant to the repurchase right in the event of a Change in Control. The repurchase right, however, would not necessarily afford holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders of the Notes. Notwithstanding the foregoing, the right to require the Company to repurchase the Notes pursuant to the Repurchase Right could delay or deter a potential acquisition of the Company regardless of whether such acquisition is supported or approved by the Board of Directors of the Company.

     If a Change in Control were to occur, there can be no assurance that the Company would be able to obtain sufficient funds with which to repurchase all the Notes tendered by the holders thereof.

Mergers and Sales of Assets by the Company

     The Indenture provides that the Company may not consolidate with or merge into any other Person, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and may not permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (i) either the Company is the resulting or surviving corporation or the Person formed by such consolidation or into which the Company is merged or the person to which the properties and assets of the Company are transferred or leased substantially as an entirety shall be a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume the payment of the principal of and premium, if any, and interest on the Notes and the performance of every covenant of the Company under the Indenture, and (ii) immediately before and immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing. Upon such consolidation, merger, transfer or lease, the successor corporation shall succeed to and be substituted for and may exercise all rights of the Company under the Indenture, and thereafter the Company will be relieved of all obligations and covenants under the Indenture and Notes. The Company may not sell, transfer or otherwise dispose of VRC without having the acquirer or VRC become a co-obligor of payment of principal of and premium, if any, and interest on the Notes as provided in the Indenture.

Modification of the Indenture

     With the consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Notes, the Company and the Trustee may make modifications and amendments to the Indenture to add any provision to, or change in any manner, or eliminate any of the provisions of the Indenture and the Notes, provided that no such modification or amendment may, without the consent of the holder of each Outstanding Note affected thereby, (i) change the stated maturity date of the principal of, or any installment of interest on, any Note,
(ii) reduce the principal amount of, or the rate of interest on, or any premium payable on, any Note, whether upon acceleration, redemption or otherwise, (iii) change the currency for payment of principal of, or premium or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any such payment when due, (v) adversely affect the right provided in the Indenture to convert any Note, (vi) modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders, (vii) modify the obligation of the Company under the Indenture to purchase Notes upon a Change in Control in a manner adverse to the holders, (viii) reduce the percentage of principal amount of Outstanding Notes necessary to modify or amend the Indenture or to consent to any waiver provided for in the Indenture, (ix) waive a default in the payment of the principal of or premium or interest on any Note, or (x) change the provisions of the Indenture relating to waivers upon the occurrence of other events of default or the provisions of the Indenture relating to the unconditional right to receive payments thereunder. The holders of not less than a majority in principal amount of the Outstanding Notes may waive compliance with certain restrictive covenants and provisions of the Indenture without notice to any holder of the Notes. See "--Events of Default, Notice and Waiver." Without the consent of or notice to any holder of the Notes, the Company and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture if in compliance with the Indenture, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

Events of Default, Notice and Waiver

     The following are Events of Default under the Indenture: (i) default in the payment of any interest, continued for 30 days, (ii) default in the payment of principal or premium, if any, when due or in the payment of any redemption obligation, (iii) default by the Company or any Significant Subsidiary with respect to its obligation to pay principal of or interest on indebtedness for borrowed money aggregating more than $10,000,000, or the acceleration of such indebtedness under the terms of the instruments evidencing such indebtedness which has not been withdrawn within 10 days from the date of such default, (iv) failure to perform any other covenant or warranty of the Company, continued for 60 days after written notice as provided in the Indenture, (v) final judgments or orders are rendered against the Company or any of its Subsidiaries which require the payment by the Company or any of its Subsidiaries of an amount (to the extent not covered by insurance) in excess of $10,000,000 and such judgments or orders remain unsatisfied, undischarged, unvacated, unbonded and unstayed for more than 60 days and are not being contested in good faith by appropriate proceedings, and (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its Subsidiaries.

     If an Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Outstanding Notes may declare such portion of the principal amount of the Notes and interest accrued thereon to be due and payable. Under certain circumstances, however, such declarations may be annulled and past defaults (other than certain payment defaults) may be waived by the holders of a majority in principal amount of the Outstanding Notes. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization were to occur, all unpaid principal of and accrued interest on the Outstanding Notes will become due and payable immediately without any declaration or other act on the part of the Trustee or any holders of Notes.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption obligation.

     The Indenture provides that the holders of a majority in principal amount of the Outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including notice and indemnity to the Trustee and the written request by the holders of not less than 25% in principal amount of the Outstanding Notes that such a proceeding be instituted, but the holder has an absolute right to institute suit for the enforcement of payment of the principal of, and premium, if any, and interest on, such holder's Notes when due and to convert such Notes.

     The holders of not less than a majority in principal amount of the Outstanding Notes may on behalf of the holders of all Notes waive any past defaults, except a default in payment of the principal of, or premium, if any, or interest on, any Note when due or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each Outstanding Note affected thereby.

     The Company is required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in the performance and observance of certain terms of the Indenture and, if they have knowledge that the Company is in default, specifying such default.

The Trustee

     State Street Bank and Trust Company, the Trustee under the Indenture, has been appointed by the Company as the paying agent, conversion agent, registrar and custodian with regard to the Notes. The First National Bank of Boston is the Company's Transfer Agent and Registrar with regard to the Company's Common Stock. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs.

     The Indenture contains limitations of the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest (as defined in the Indenture) it must eliminate such conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 80,000,000 shares of Common Stock, $.01 par value and 10,000,000 shares of Preferred Stock, $.01 par value.

Common Stock

     As of October 31, 1996, there were 40,359,010 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to the stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

     The Company currently has 600,000 shares of Series A Junior Participating Preferred Stock authorized, of which no shares are outstanding. See "--Stockholder Rights Plan." The Board of Directors has the authority, without further action by the stockholders, to issue from time to time the Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The ability of the Board of Directors to issue Preferred Stock without further stockholder approval could also have the effect of entrenching management by discouraging potential acquisition proposals even if such a transaction is favored by a majority of the independent stockholders.

Stockholder Rights Plan

     On February 13, 1996, the Company's Board of Directors adopted an amended and restated stockholder rights plan pursuant to which the Rights attach to each share of Common Stock on the basis of one Right for each share held.

     In general, the Rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of the Common Stock. Once exercisable, each Right entitles its holder to purchase from the Company one one-hundredth of a share ("unit") of Series A Junior Participating Preferred Stock at a purchase price of $100 per unit, subject to adjustment. The Rights will separate from the Common Stock and become exercisable or transferable on a distribution date (the "Distribution Date"), which will occur on the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of securities representing 15% or more of the outstanding Common Stock or (ii) 10 business days following the commencement of (or a public announcement of an intention to make) a tender or exchange offer that would result in a person or group of related persons becoming an Acquiring Person. Upon the occurrence of certain other events related to changes in the ownership of the Common Stock, each holder of a Right would be entitled to purchase shares of the Common Stock, or an acquiring corporation's common stock, having a market value equal to two times the exercise value of the Right.

     The Rights expire on the earliest of (i) August 31, 1999, (ii) redemption of the Rights or (iii) exchange of the Rights. Subject to certain conditions, the Rights may be redeemed by the Company's Board of Directors at any time at a price of $.001 per Right or may be exchanged in whole or in part for Preferred Stock or Common Stock. The Rights are not currently exercisable and trade together with the shares of Common Stock associated therewith.

     The Rights, if exercised, will cause a substantial dilution to the equity interest in Vivra to a person or group's ownership interest in the Company's Common Stock that attempts to acquire the Company on terms not approved by the Company's Board of Directors. See "Risk Factors--Anti-Takeover Provisions."

Anti-Takeover Provisions

     The Company's Certificate of Incorporation provides that certain provisions thereof and the Company's Bylaws may be repealed or amended only by a vote of 80% of the stockholders. Further, the Certificate of Incorporation requires that all stockholder action be taken at a stockholders' meeting. In addition, those provisions of the Certificate of Incorporation may only be amended or repealed by the holders of at least 80% of the voting power of all the then-outstanding shares of stock entitled to vote generally for the election of directors voting together as a single class.

     The Company's Certificate of Incorporation contains, in addition to other provisions which have an anti-takeover effect, a "fair price" provision and a provision for a classified Board of Directors. The "fair price" provision requires the affirmative vote of the holders of at least 80% of the outstanding shares of voting stock of the Company in the case of certain mergers, sales or other dispositions involving a beneficial holder of 5% or more of the Company's outstanding voting stock or a liquidation or dissolution of the Company proposed by such a substantial stockholder, or in the case of certain other specified transactions involving such a substantial stockholder, whether or not they otherwise require a stockholder vote. The provisions described above, together with the Rights, may have the effect of deterring a hostile takeover or delaying a change in control or management of the Company. See "--Stockholder Rights Plan."

Delaware Law

     The Company is subject to the provisions of Section 203 of the General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such amendment shall not become effective until 12 months after the date it is adopted. The Company has not adopted such an amendment to its Certificate of Incorporation or Bylaws.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Company's Common Stock is The First National Bank of Boston.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes and the Conversion Shares. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in the offering and hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code.

     ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

     Conversion of Notes into Common Stock

     In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will likely result in taxable gain (or loss), which will be capital gain (or loss), to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The aggregate adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in Common Stock received on conversion will include the period during which the converted Notes were held.

     The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of the Notes--Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's accumulated earnings and profits at the time of or current earnings and profits for the taxable year of the adjustment, if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's accumulated earnings and profits at the time of or current earnings and profits for the taxable year of such deemed distribution.

     Market Discount

     Investors acquiring Notes pursuant to this Prospectus should note that the resale of those Notes may be adversely affected by the market discount provisions of Sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at the price below its stated redemption price at maturity) in excess of a statutorily defined de minimis amount and thereafter recognizes a gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) while the holder held the Note generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, should (under Treasury Regulations not yet issued) carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

     Sale, Exchange or Retirement of Notes

     Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income), and (ii) the holder's adjusted tax basis in the Notes disposed of (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, redemption, repurchase or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the disposition. An investor's initial basis in a Note will be the cash price paid therefor.

     Backup Withholding

     A holder of Notes or Common Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from backup withholding is properly established.

     The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments," including reportable interest and dividend payments, for each calendar year and the amount of tax withheld, if any, with respect to such payments.

     Foreign Holders

     The following discussion is a summary of certain United States federal income tax consequences to a Foreign Person that holds a Note. The term "Foreign Person" means a nonresident alien individual or foreign corporation, but only if the income or gain on the Note is not "effectively connected with the conduct of a trade or business within the United States." If the income or gain on the Note is "effectively connected with the conduct of a trade or business within the United States," then the nonresident alien individual or foreign corporation will be subject to tax on such income or gain in essentially the same manner as a U.S. citizen or resident or a domestic corporation, as discussed above, and in the case of a foreign corporation, may also be subject to the branch profits tax.

     Under the portfolio interest exception to the general rules for the withholding of tax on interest paid to a Foreign Person, a Foreign Person will not be subject to United States federal income tax (or to withholding) on interest payments on a Note, provided that (i) the Foreign Person does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation with respect to the United States that is related to the Company through stock ownership, and (ii) the Company, its paying agent or the person who would otherwise be required to withhold tax receives either (A) a statement (an "Owner's Statement") signed under penalties of perjury by the beneficial owner of the Note in which the owner certifies that the owner is not a U.S. person and which provides the owner's name and address, or (B) a statement signed under penalties of perjury by the Financial Institution holding the Note on behalf of the beneficial owner, together with a copy of the Owner's Statement. The term "Financial Institution" means a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and that holds a Note on behalf of the owner of the Note. A Foreign Person who does not qualify for the "portfolio interest" exception, would, under current law, generally be subject to United States federal withholding tax at a flat rate of 30% (or lower applicable treaty rate) on interest payments.

     If a Foreign Person is treated as receiving a distribution taxable as a dividend as a result of an adjustment in the conversion price of the Notes, as described above under "--Conversion of Notes into Common Stock," such deemed dividend will be subject to United States federal withholding tax at a 30% (or lower applicable treaty) rate.

     In general, gain recognized by a Foreign Person upon the sale, exchange, redemption, repurchase, retirement or other disposition of a Note (including any gain representing accrued market discount) will not be subject to United States federal income tax. However, a Foreign Person may be subject to United States federal income tax at a flat rate of 30% (unless exempt by an applicable treaty) on any such gain if the Foreign Person is an individual present in the United States for 183 days or more during the taxable year in which the Note is disposed of and certain other requirements are met.

                             SELLING SECURITYHOLDERS

     The Notes were originally issued by the Company in a private placement and were resold by the initial purchasers thereof to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act) or other institutional accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) in transactions exempt from registration under the Securities Act, and in sales outside the United States to persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The Notes and the Conversion Shares that may be offered pursuant to this Prospectus will be offered by the Selling Securityholders. The following table sets forth certain information as of November 7, 1996 concerning the principal amount of Notes owned by each Selling Securityholder. Other than as a result of the ownership indicated below, none of the Selling Securityholders has had any position, office or other material relationship with the Company or any of its affiliates within the past three years.

                                                                                      Number of
                                          Principal Amount     Percentage of      Conversion Shares      Percentage of
                                              of Notes             Notes                That              Common Stock
                 Name                     That May be Sold      Outstanding        May be Sold (1)      Outstanding (2)
                 ----                     ----------------      -----------        ---------------      ---------------

Alex. Brown & Sons, Inc................     $   1,050,000              *                  28,225               *
Bank of New York.......................        13,570,000             8.56               364,784               *
Bankers Trust Company..................        51,215,000            32.30             1,376,747              3.30
Bankers Trust/BT Holdings (New
   York), Inc..........................         1,000,000              *                  26,881               *
Batrus & Co............................            55,000              *                   1,478               *
Bear Stearns Securities Corp./Portal...         6,044,000             3.81               162,473               *
Booth & Co.............................            40,000                                  1,075               *
Bost & Co..............................           250,000              *                   6,720               *
Boston Safe Deposit & Trust Co.........         8,155,000             5.14               219,220               *
Brown Brothers Harriman & Co...........           350,000              *                   9,408               *
Chase Manhattan Bank...................        15,000,000             9.46               403,225               *
Chase Manhattan Bank/Chemical..........         2,855,000             1.80                76,747               *
Chase Manhattan Bank, Trust............           385,000              *                  10,349               *
Citicorp Services, Inc.................         7,095,000             4.48               190,725               *
Custodial Trust Company................         2,685,000             1.69                72,177               *
Deutsche Morgan Grenfell/C.J.
   Lawrence Inc........................           100,000              *                   2,688               *
Firstar Trust Company..................           115,000              *                   3,091               *
First National Bank of Boston (The)....           175,000              *                   4,704               *
First National Bank of Chicago.........         2,500,000             1.58                67,204               *
Fleet Bank of Massachusetts, N.A.......            75,000              *                   2,016               *
Gasa & Co..............................            45,000              *                   1,209               *
Goldman Sachs & Co.....................         2,000,000             1.26                53,763               *
Hare & Co..............................           305,000              *                   8,198               *
Harris Trust & Savings Bank............           250,000              *                   6,720               *
How & Co...............................           270,000              *                   7,258               *
Julius Baer Securities Inc.............           400,000              *                  10,752               *
Lazard Freres & Co. LLC................           320,000              *                   8,602               *
Lehman Brothers Inc....................         8,596,000             5.42               231,075               *

                                                                                      Number of
                                          Principal Amount     Percentage of      Conversion Shares      Percentage of
                                              of Notes             Notes                That              Common Stock
                 Name                     That May be Sold      Outstanding        May be Sold (1)      Outstanding (2)
                 ----                     ----------------      -----------        ---------------      ---------------

Lehman Brothers International (Europe)
   - Prime Broker (LBI)................         2,700,000             1.70                72,580               *
M & I Marshall & Ilsley Bank...........           250,000              *                   6,720               *
Mercantile, Safe Deposit and Trust
   Company.............................         1,325,000              *                  35,618               *
Merrill Lynch, Pierce, Fenner & Smith
   Safekeeping.........................         1,406,000              *                  37,795               *
Merrill Lynch - Debt Securities........         3,158,000             1.99                84,892               *
NatWest Securities Corporation #2......         5,000,000             3.15               134,408               *
NBD Bank...............................           685,000              *                  18,413               *
Neuberger & Berman.....................            10,000              *                     268               *
Nomura International Trust Company
   Incorporated........................           900,000              *                  24,193               *
Northern Trust Company.................         1,197,000              *                  32,177               *
PaineWebber, Inc.......................           600,000              *                  16,129               *
Pondwave & Co..........................         3,600,000             2.27                96,774               *
Republic New York Securities Corp......         1,904,000             1.20                51,182               *
Robertson, Stephens & Company, L.P.....         1,000,000              *                  26,881               *
Salkeld & Co...........................         1,225,000              *                  32,930               *
Sanwa Bank California..................           975,000              *                  26,209               *
Sigler & Co............................           100,000              *                   2,688               *
Smith Barney, Inc......................         1,000,000              *                  26,881               *
Societe General Securities Corporation.         1,000,000              *                  26,881               *
SSB-Custodian..........................         2,830,000             1.78                76,075               *
Sumitomo Trust & Banking Co. (U.S.A.)..         1,000,000              *                  26,881               *
Wagner, Stott & Co.....................         1,780,000             1.12                47,849               *

-------------

*       Less than 1%.

(1) Assumes conversion of the full amount of Notes held by such holder at the initial conversion price of $37.20 per share; such conversion price is subject to adjustment as described under "Description of the Notes--Conversion." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(2) Computed in accordance with Rule 13d-3(d)(i) promulgated under the Exchange Act and based upon 40,359,010 shares of Common Stock outstanding as of October 31, 1996, treating as outstanding the number of Conversion Shares shown as being issuable upon the assumed conversion by the named holder of the full amount of such holder's Notes but not assuming the conversion of the Notes of any other holder.

     The preceding table has been prepared based upon the information furnished to the Company by State Street Bank and Trust Company, as Trustee for the Notes, and by The Depository Trust Company.

     Because the Selling Securityholders may offer all or some of the Notes that they hold and/or Conversion Shares pursuant to the offering contemplated by this Prospectus, no estimate can be given as to the amount of the Notes or Conversion Shares that will be held by the Selling Securityholders upon the termination of this offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     Sales of the Notes may be effected by or for the account of the Selling Securityholders from time to time in transactions in the PORTAL Market and sales of the Conversion Shares may be so effected from time to time in transactions (which may include block transactions) on the NYSE, and sales of each may be so effected from time to time in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Notes or Conversion Shares directly to purchasers, through broker-dealers acting as agents for the Selling Securityholders, or to broker-dealers who may purchase Notes or Conversion Shares as principals and thereafter sell the Notes from time to time in transactions in the PORTAL Market and the Conversion Shares from time to time in transactions (which may include block transactions) on the NYSE, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by Selling Securityholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Notes or Conversion Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     To the extent required, the amount of the Notes or Conversion Shares to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth by the Company in a Prospectus Supplement accompanying this Prospectus or, if appropriate, a post-effective amendment to the Registration Statement. The Selling Securityholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

     Offers or sales of the Notes or the Conversion Shares have not been registered or qualified under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the Notes and the Conversion Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes and the Conversion Shares may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Notes or the Conversion Shares may not simultaneously engage in market-making activities with respect to such securities for a period of two to nine business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Securityholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Notes or the Conversion Shares by the Selling Securityholders or any such other person. All of the foregoing may affect the marketability of the Notes and the Conversion Shares and the brokers' and dealers' ability to engage in market-making activities with respect to such securities.

     The Company has agreed to bear all expenses of registration of the Notes and the Conversion Shares. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Notes or Conversion Shares will be borne by the Selling Securityholder selling such Notes or Conversion Shares. Under agreements entered into with the Company, the Selling Securityholders will be indemnified by the Company against certain civil liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     Certain matters with respect to the legality of the securities offered hereby will be passed upon for the Company by Charles W. Ott, General Counsel of Vivra Incorporated. Certain other legal matters in connection with the offering will be passed upon by Pillsbury Madison & Sutro LLP, Menlo Park, California.


                                     EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Current Report on Form 8-K dated June 13, 1996 (which have been restated to give retroactive effect to the merger of Vivra Incorporated; Kidney Centers of Charleston, Inc.; Brennan, Martell, and Mirmelli, M.D.s, P.A. and Allergy & Asthma Institute of South Florida, P.A.; and Orthonet, Inc.), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Kidney Centers of Charleston, Inc. appearing in the Company's Current Report on Form 8-K dated May 1, 1996, have been audited by Pratt-Thomas, Gumb & Co., P.A., independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Brennan, Martell, and Mirmelli, M.D.s, P.A. and Allergy & Asthma Institute of South Florida, P.A. appearing in the Company's Current Report on Form 8-K dated May 1, 1996, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon the authority of such firm as experts in giving said reports.

     The supplemental consolidated financial statements of the Company appearing in the Company's Current Report on Form 8-K dated September 24, 1996 (which have been restated to give retroactive effect to the merger of Vivra Incorporated; Portsmouth Medical Specialists, Inc. and Churchland Renal Center Inc.; and Cooper, Moody, Altschuler, Chizner, Dennis and Niederman, P.A. d/b/a/ The Greater Ft. Lauderdale Heart Group), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such supplemental consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Portsmouth Medical Specialists, Inc. and Churchland Renal Center Inc. and the financial statements of Cooper, Moody, Altschuler, Chizner, Dennis and Niederman, P.A. d/b/a The Greater Ft. Lauderdale Heart Group, each appearing in the Company's Current Report on Form 8-K dated September 24, 1996 have each been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth all expenses payable by the Registrant in connection with the offering of the Notes and the Conversion Shares being registered. The Selling Securityholders will not share in the payment of any portion of these expenses. The table omits any applicable selling commissions or discounts, which are payable solely by the Selling Securityholders. All the amounts shown are estimates, except for the registration fee and the NYSE listing fee.

Registration fee...................................   $        48,043.94
NYSE listing fee...................................             1,500.00
Printing expenses..................................            10,000.00
Legal fees and expenses............................            20,000.00
Accounting fees and expenses.......................            10,000.00
Transfer agent and registrar fees..................             5,000.00
Miscellaneous......................................             5,000.00
                                                      ------------------
              Total................................   $        99,543.94
                                                      ==================


Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law permits the Company's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article 8 of the Company's Certificate of Incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Company has entered into separate indemnification agreements with its directors and officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.


Item 16.  Exhibits

        Exhibit
        Number    Description of Document
        -------   -----------------------

            2     Plan of acquisition

                       *2.1 Stock Purchase Agreement dated as of March 31, 1995,
                  by and among Vivra Incorporated, Cape Coral Dialysis Center, Inc. and Dialysis Services of Southwest Florida, Inc. and each of the Stockholders listed on Exhibit A thereto (filed as an exhibit to the Prospectus Supplement to the Prospectus dated March 14, 1995 (File No. 33-85736) and incorporated herein by reference).

        Exhibit
        Number    Description of Document
        -------   -----------------------

                       *2.2 Agreement for Sale and Purchase of Assets, dated
                  July 1, 1995, by and among CDC and Oakwood, Chilikapati Family Limited Partnership and Thavarajah Family Limited Partnership, Vijay Kumar Chilikapati Revocable Living Trust dated September 26, 1984 and the Krishnapilla Thavarajah Revocable Living Trust, the sole shareholders of Oakwood and K. Thavarajah, M.D. and C.V. Kumar, M.D. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 16, 1995 and incorporated herein by reference).

                       *2.3 Agreement for Sale and Purchase of Assets, dated as
                  of July 1, 1995, by and among CDC and Wyandotte and CTA Investment Group, Vijay Kumar Chilikapati Revocable Living Trust dated September 26, 1984, the Krishnapilla Thavarajah Revocable Living Trust, and Syed Akbar, M.D., an individual and K. Thavarajah, M.D., an individual, and C.V. Kumar, M.D., an individual (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 16, 1995 and incorporated herein by reference).

                       *2.4 Master Merger Agreement among Asthma & Allergy
                  CareAmerica, Inc.; Vivra Incorporated; Pediatric Allergy Group, a Professional Association; Jerald M. Duncan, M.D.; Fred T. Grogan, Jr., M.D.; Jourdan A. Roane, M.D.; Phillip L. Lieberman, M.D., P.C.; Phillip L. Lieberman, M.D.; George H. Treadwell, III, M.D., P.C.; and George H. Treadwell, III, M.D. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated January 26, 1996 and incorporated herein by reference).

                       *2.5 Agreement and Plan of Merger among Asthma & Allergy
                  CareAmerica, Inc.; Vivra Incorporated; and Pediatric Allergy Group, a Professional Association (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated January 26, 1996 and incorporated herein by reference).

                       *2.6 Agreement and Plan of Merger among Asthma & Allergy
                  CareAmerica, Inc., Vivra Incorporated, Phillip L. Lieberman, M.D., P.C. and Phillip L. Lieberman, M.D. (filed as Exhibit
                  10.3 to the Registrant's Current Report on Form 8-K dated January 26, 1996 and incorporated herein by reference).

                       *2.7 Agreement and Plan of Merger among Asthma & Allergy
                  CareAmerica, Inc.; Vivra Incorporated; George H. Treadwell, III, M.D., P.C.; and George H. Treadwell, III (filed as
                  Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated January 26, 1996 and incorporated herein by reference).

                       *2.8 Stock Exchange Agreement among Vivra Incorporated;
                  Raj & Jay, Inc.; Vadakkipalayam Devarajan, M.D.; Chemmale Jayakrishnan, M.D.; David J. Vial, M.D.; and Martin Ballenger, M.D. (filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K dated January 26, 1996 and incorporated herein by reference).

                       *2.9 Stock Exchange Agreement among Vivra Renal Care,
                  Inc.; Vivra Incorporated; Martin Gelman, M.D. and Gerald Bousquet, M.D. (filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K dated March 13, 1996 and incorporated herein by reference).

                       *2.10 Stock Exchange Agreement among Vivra Orthopedics,
                  Inc.; Vivra Incorporated; and Joseph Zagorski, M.D. (filed as
                  Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 15, 1996 and incorporated herein by reference).

        Exhibit
        Number    Description of Document
        -------   -----------------------

                       *2.11 Stock Exchange Agreement among Vivra Incorporated;
                  Mr. Qualls and Mr. Robins (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 29, 1996 and incorporated herein by reference).

                       *2.12 Master Merger Agreement among Asthma & Allergy
                  CareAmerica, Inc.; Vivra Incorporated; Pollard & Sublett, PSC; Stephen J. Pollard, M.D.; James L. Sublett, M.D. and Allergy & Asthma Research Institute, Inc. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated April 11, 1996 and incorporated herein by reference).

                       *2.13 Agreement and Plan of Merger among Asthma & Allergy
                  CareAmerica, Inc.; Vivra Incorporated; Pollard & Sublett, PSC; Stephen J. Pollard, M.D. and James L. Sublett, M.D. (filed as
                  Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated April 11, 1996 and incorporated herein by reference).

                       *2.14 Agreement and Plan of Merger among Asthma & Allergy
                  CareAmerica, Inc.; Vivra Incorporated; Allergy & Asthma Research Institute, Inc.; Stephen J. Pollard, M.D. and James
                  L. Sublett, M.D. (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated April 11, 1996 and incorporated herein by reference).

                       *2.15 Master Merger Agreement among Asthma & Allergy
                  CareAmerica, Inc.; Vivra Incorporated; Brennan, Martell & Mirmelli, M.D.'s, P.A.; Asthma & Allergy CareAmerica of Florida, Inc.; Frank R. Martell, M.D.; Philip C. Mirmelli, M.D. and Asthma & Allergy Institute of South Florida, Inc. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 14, 1996 and incorporated herein by reference).

                       *2.16 Agreement and Plan of Merger among Asthma & Allergy
                  CareAmerica, Inc.; Vivra Incorporated; Brennan, Martell & Mirmelli, M.D.'s, P.A.; Asthma & Allergy CareAmerica of Florida, Inc.; Frank R. Martell, M.D. and Philip C. Mirmelli, M.D. (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated May 14, 1996 and incorporated herein by reference).

                       *2.17 Agreement and Plan of Merger among Asthma & Allergy
                  CareAmerica, Inc.; Vivra Incorporated; AACA-AAI Acquisition, Inc.; Asthma & Allergy Institute of South Florida, Inc.; Frank
                  R. Martell, M.D. and Philip C. Mirmelli, M.D. (filed as
                  Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated May 14, 1996 and incorporated herein by reference).

                       *2.18 Agreement and Plan of Merger among Vivra Renal
                  Care, Inc.; Vivra Incorporated; Charleston Kidney Center, Inc.; Georgia Malanos, M.D.; Jerry Owens, M.D. and Arthur Smith, M.D. (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated May 14, 1996 and incorporated herein by reference).

                       *2.19 Agreement and Plan of Merger among Vivra Specialty
                  Partners, Inc.; Vivra Incorporated; Melter, Inc.; Melter Rehabilitation Services, Inc. and Melvyn Drucker, M.D. (filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K dated May 14, 1996 and incorporated herein by reference).

            4 Instruments defining the rights of security holders, including indentures.

                       *4.1 Amended and Restated Rights Agreement dated as of
                  February 13, 1996 by and between Vivra Incorporated and The First National Bank of Boston, as Rights Agent (filed as
                  Exhibit 4D to the Registrant's Form 10/A dated February 14, 1996 and incorporated herein by reference).

                       *4.2 Indenture by and between Vivra Incorporated and
                  State Street Bank and Trust Company, as Trustee, dated as of July 8, 1996, regarding the Company's 5% Convertible Subordinated Notes Due 2001.

                       *4.3 Registration Rights Agreement dated as of July 8,
                  1996 by and among Vivra Incorporated, Alex. Brown & Sons Incorporated, Montgomery Securities, Bear, Stearns & Co. Inc., Smith Barney Inc. and UBS Securities LLC, as the Initial Purchasers of the Company's 5% Convertible Subordinated Notes Due 2001, with respect to the registration of said Notes under applicable securities laws.

         *5.1     Opinion of Charles W. Ott.

           12     Statement re computation of ratios (revised).

           23     Consents

                       *23.1 Consent of Charles W. Ott (included in Exhibit
                  5.1).

                       *23.2 Consent of Ernst & Young LLP.

                       *23.3 Consent of Pratt-Thomas, Gumb & Co., P.A.

                       *23.4 Consent of Arthur Andersen LLP

          *24     Power of Attorney.

           25     Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee on Form T-1.


            * Previously filed, and incorporated by reference.


Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (a) To include any prospectus required by Section 10(a)(3) of the Act;

               (b) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

               (c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-offering amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) For purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California on November 20, 1996.

                                   VIVRA INCORPORATED



                                   By            /s/ LeANNE M. ZUMWALT
                                      -----------------------------------------
                                                    LeAnne M. Zumwalt
                                                Chief Financial Officer,
                                                 Secretary and Treasurer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                    Name                                       Title                                 Date
                    ----                                       -----                                 ----

              /s/ KENT J. THIRY*                   Director, President and Chief                 November 20, 1996
-----------------------------------------------    Executive Officer (Principal
                (Kent J. Thiry)                    Executive Officer)



             /s/ LeANNE M. ZUMWALT                 Director and Chief Financial Officer,         November 20, 1996
-----------------------------------------------    Treasurer and Secretary (Principal
              (LeAnne M. Zumwalt)                  Accounting Officer and Principal
                                                   Financial Officer)



          /s/ DAVID G. CONNOR, M.D.*               Director                                      November 20, 1996
-----------------------------------------------
            (David G. Connor, M.D.)




           /s/ RICHARD B. FONTAINE*                Director                                      November 20, 1996
-----------------------------------------------
             (Richard B. Fontaine)




                /s/ ALAN HOOPS*                    Director                                      November 20, 1996
-----------------------------------------------
                 (Alan Hoops)


                    Name                                       Title                                 Date
                    ----                                       -----                                 ----


                /s/ DAVID LOWE*                    Director                                      November 20, 1996
-----------------------------------------------
                 (David Lowe)



              /s/ JOHN M. NEHRA*                   Director                                      November 20, 1996
-----------------------------------------------
                (John M. Nehra)



           /s/ STEPHEN G. PAGLIUCA*                Director                                      November 20, 1996
-----------------------------------------------
             (Stephen G. Pagliuca)



*By          /s/ LeANNE M. ZUMWALT
   --------------------------------------------
               LeAnne M. Zumwalt
               Attorney-in-Fact


                                  EXHIBIT INDEX

     12      Statement re computation of ratios (revised).

     25 Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee on Form T-1.